UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to

Commission file number: 001-11967

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astoria Federal Savings and Loan Association Incentive Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Astoria Financial Corporation, One Astoria Federal Plaza, Lake Success, New York 11042-1085

Page __1__ of __21__. Exhibit Index is located at page 4.

REQUIRED INFORMATION

Item 1. Not Applicable.

Item 2. Not Applicable.

Item 3. Not Applicable.

Item 4. Audited Statements of Net Assets Available for Plan Benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan at December 31, 2008 and 2007 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended are attached hereto as Exhibit 1.

Exhibit 1. Astoria Federal Savings and Loan Association Incentive Savings Plan Audited Financial Statements and Supplemental Schedule for the years ended December 31, 2008 and 2007.

Exhibit 2. Consent of KPMG LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Astoria Federal Savings and Loan Association Incentive Savings Plan
(Name of Plan)

Dated: June 25, 2009

Steven G. Miss, Plan Administrator

Page 3 of 21.

EXHIBIT INDEX

EXHIBIT NO. 1

Page 5 of 21.

KPMG

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm)

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Trustees of the Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 25, 2009

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	At December 31,	
	2008	**2007**
Assets:		
Investments at fair value:		
Prudential Retirement Insurance and Annuity Company (PRIAC) pooled separate accounts	$ 24,168,537	$ 34,811,670
Astoria Financial Corporation common stock	13,350,703	19,934,800
PRIAC guaranteed accounts	16,821,402	14,895,541
Total investments at fair value	54,340,642	69,642,011
Loans to participants	1,879,471	1,656,662
Participants' contributions receivable	153,703	240,033
Total Assets	56,373,816	71,538,706
Liabilities:		
Excess contributions payable	94,040	—
Net assets available for plan benefits	$ 56,279,776	$ 71,538,706

See accompanying notes to financial statements.

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	For the Year Ended December 31, 2008	2007
Additions (reductions) to assets attributed to:		
Investment activities:		
Interest	$ 456,336	$ 431,786
Dividends	859,046	853,182
Net depreciation in fair value of investments	(17,505,322)	(4,301,182)
Total investment loss	(16,189,940)	(3,016,214)
Interest on participant loans	118,752	97,576
Participants' contributions	4,279,108	3,941,885
Participants' diversification from the Astoria Federal Savings and Loan Association's Employee Stock Ownership Plan	2,031,513	2,631,521
Total (reductions) additions	(9,760,567)	3,654,768
Deductions from assets attributed to:		
Benefits paid to participants	(5,473,399)	(3,591,562)
Administrative expenses	(24,964)	(21,581)
Total deductions	(5,498,363)	(3,613,143)
Net (decrease) increase	(15,258,930)	41,625
Net assets available for plan benefits:		
Beginning of year	71,538,706	71,497,081
End of year	$ 56,279,776	$ 71,538,706

See accompanying notes to financial statements.

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1) Description of the Plan

The following brief description of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all eligible employees of Astoria Federal Savings and Loan Association (the Association and plan administrator). The parent of the Association is Astoria Financial Corporation. The Plan was established in March 1986 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan's custodian is Prudential Retirement Insurance and Annuity Company (PRIAC) and the Plan's trustee is Prudential Bank & Trust Company, FSB, both of which are subsidiaries of Prudential Retirement, Inc.

(b) Eligibility and Participation

Full-time and part-time employees are eligible to participate in the Plan when they complete one-year of service and work at least 1,000 hours in either their initial year of service or any subsequent plan year and are at least twenty-one (21) years of age. Prior to July 1, 2008, employees could elect to enroll in the Plan on the first day of the pay period following the date he/she met the Plan's eligibility requirements. Effective July 1, 2008, the Plan automatically enrolls all eligible employees who have not properly notified the Plan administrator of their intent not to participate.

(c) Contributions

The Plan allows participants to contribute from 1% to 15% of their eligible compensation up to a maximum of $15,500 for the years ended December 31, 2008 and 2007. Also, employees attaining fifty (50) years of age and over prior to December 31, 2008 and 2007 may elect to contribute up to $5,000 in tax deferred savings, known as "catch up contributions" for the 2008 and 2007 plan years. Effective July 1, 2008, a default contribution rate of 3% of eligible compensation was set for automatically enrolled participants or those who otherwise do not elect a contribution rate.

Matching contributions, if any, will be made at the discretion of the Association. The Association did not make any matching contributions for the years ended December 31, 2008 and 2007. The Plan also allows certain vested participants in the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP) to make transfers from their stock and/or cash account balances in the ESOP to the Plan. During the years ended December 31, 2008 and 2007, a total of $2,031,513 and $2,631,521, respectively, were transferred from the ESOP to the Plan.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution, allocation of the Association's contribution (if any) and plan earnings. Each participant elects, in increments of 1%, the manner in which their contributions are invested by making investment directions. Beginning July 1, 2008, if no such direction is made by the participant, the Plan Administrator will invest the participant's account in a qualified default investment alternative until the participant does make such a direction with respect to his or her account. Allocations are based on participant contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) ***Vesting and Forfeitures***

Participants have a fully vested interest in their contributions and earnings thereon. Regardless of the participant's years of vesting service, their account will become 100% vested if they should die or attain age 65 while working for the Association. The participant's vested interest in the Association's matching contributions shall be determined as follows:

Years of service	Vested percentage
Less than 3	—%
3 or more	100

Any Association contributions forfeited by reason of failure to vest shall be used by the Plan to reduce its plan expenses at the end of the plan year in which the forfeiture becomes certain, or any other subsequent plan year as the Association may choose until the amounts are completely utilized. For the years ended December 31, 2008 and 2007, $16,092 and $12,100, respectively, of forfeitures were used to pay expenses of the Plan as permitted by the Plan, that were not otherwise paid by the Association. As of December 31, 2008 and 2007, $35,859 and $65,475, respectively, of forfeitures remain available for use to pay future expenses of the Plan.

(f) ***Plan Benefits and Distributions***

Upon a participant's termination from the Plan due to retirement, disability or death, the participant or designated beneficiary will receive the value of the vested account balance in a single lump sum payment.

Upon a participant's termination from the Plan for reasons other than retirement, disability or death, benefits will be distributed in a lump sum or in two or more partial payments. Participants with balances of $1,000 to $5,000 (exclusive of any rollover balance credited to the account) are paid in a single lump sum payment. Participants may elect to have this distribution paid directly to an Eligible Retirement Plan specified by the participant in a direct rollover. If the participant fails to make a timely election, the plan administrator will pay the distribution in a direct rollover to an Individual Retirement Account designated by the plan administrator. Participants with vested account balances of less than $1,000 are paid in a single lump sum payment.

During employment, participants may make withdrawals of their contributions in the event of a "hardship withdrawal" or attainment of age 59½.

(g) ***Loans to Participants***

A participant may request up to two loans from the Plan for up to one-half of the adjusted value of the participant's vested interest in the Plan. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Outstanding loans to the Plan's participants were at interest rates between 3.25% and 8.25% as of December 31, 2008 and at interest rates between 4.00% and 8.25% as of December 31, 2007. Loans must be repaid within 5 years except for loans made for the purchase of the participant's primary residence, which must be repaid within 15 years. The outstanding loan terms range from 1 to 15 years at December 31, 2008 and 2007. Interest received on an outstanding participant loan is transferred into the participant's account based on their elected percentage allocation of the available investments. Principal and interest is paid ratably through semi-monthly payroll deductions.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles. The Plan's more significant accounting policies are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to current year presentation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the dates of the financial statements. These estimates and assumptions are based on the Plan administrator's best estimate and judgment. The Plan administrator evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including consideration of the current economic environment. The Plan administrator adjusts such estimates when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results may differ from those estimates and assumptions.

(c) Investment Valuation and Income Recognition

The Plan's investments in PRIAC pooled separate accounts consist of equity securities and bonds held in pooled accounts. These investments are carried by the Plan at fair value, which is based on the value of the underlying securities included in the pooled accounts.

The Plan's investment in Astoria Financial Corporation common stock is carried at fair value, as determined by the closing market price.

The Plan's investments in PRIAC guaranteed accounts represent investments in two accounts managed by PRIAC with guarantees against loss of principal and as to future return.

As described in Financial Accounting Standards Board (FASB) Staff Position, or FSP, AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, investment contracts held by a defined-contribution plan, such as the PRIAC guaranteed accounts, are required to be reported in the Statements of Assets

Available for Plan Benefits at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Any amount representing a difference between the fair value of an investment contract and the amount at which participants can transact with the fund is presented as an adjustment on the face of the Statements of Assets Available for Plan Benefits.

The Plan's guaranteed accounts managed by PRIAC are fully benefit-responsive. The concept of value other than contract value does not apply to the PRIAC guaranteed accounts even upon discontinuance of the contract. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. There are not specific securities in the guaranteed accounts that back the liabilities of the annuity contracts, therefore the guaranteed accounts are not traditional guaranteed investment contracts. The Statements of Net Assets Available for Plan Benefits present the fair value of the PRIAC guaranteed accounts which is equal to the contract value and no adjustment is required on the Statements of Net Assets Available for Plan Benefits. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Interest is credited on contract balances using a single "portfolio rate" approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. When establishing interest crediting rates for the guaranteed accounts, the issuer considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer's general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%. The crediting interest rate was 3.75% for the period from January 1, 2008 through June 30, 2008 and 3.60% for the period from July 1, 2008 through December 31, 2008. The interest yield for the period from January 1, 2008 to December 31, 2008 was 3.68%. For the period from January 1, 2007 through December 31, 2007, the crediting interest rate and the interest yield were 3.75%.

Generally, there are no events that could limit the ability of the Plan to transact at contract value with the issuer. There are no events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value.

See note 5, "Fair Value Measurements," for further detail on investment valuations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment income recorded by the Plan includes current earnings from investments, the net change in the unrealized appreciation or depreciation in assets, and any realized gains and losses on investments sold during the period.

(d) ***Loans to participants***

Loans to participants are carried at cost, which approximates fair value.

(e) ***Payment of Benefits***

Benefits to participants or their beneficiaries are recorded when paid.

(3) Risks and Uncertainties

The Plan offers a number of investment options including Astoria Financial Corporation common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the investments in Astoria Financial Corporation common stock.

(4) Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits at December 31, 2008 and 2007:

	2008	2007	
Astoria Financial Corporation common stock	$ 13,350,703	$ 19,934,800	
PRIAC Guaranteed Income Fund	13,098,393	11,974,309	
PRIAC Large Cap Value/LSV Asset Management	5,931,577	9,760,193	
PRIAC Guaranteed Short-Term Account	3,723,009	2,921,232	*
PRIAC Core Bond/PIM Fund	3,615,775	3,179,410	*
PRIAC Small Cap Growth/TimesSquare Fund	3,523,435	5,120,800	

* These amounts do not represent 5% or more of the Plan's net assets available for plan benefits at December 31, 2007, but are included for comparative purposes.

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007
PRIAC pooled separate accounts	$ (12,254,064)	$ 1,339,114
Astoria Financial Corporation common stock	(5,251,258)	(5,640,296)
	$ (17,505,322)	$ (4,301,182)

(5) Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. The Plan's adoption of SFAS No. 157 did not have a material impact on the statements of net assets available for plan benefits or statements of changes in net assets available for plan benefits.

SFAS No. 157 establishes a three-level hierarchy as a framework for measuring fair value that is based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on quoted prices for identical instruments traded in active markets.

Level 2 – Fair value is based on quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Fair value is generated from model-based techniques that use significant assumptions which are not observable in the market. Such assumptions reflect estimates of assumptions market participants would use in pricing the instrument. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the instrument.

Fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of valuation methodologies used for assets measured at fair value on a recurring basis.

PRIAC pooled separate accounts

The fair value of the Plan's investments in the PRIAC pooled separate accounts is based on the fair value of the underlying securities included in the pooled accounts which consist of equity securities and bonds. The Plan's investments in these accounts are represented by units and a per unit value. The unit values are calculated by PRIAC. For the underlying equity securities, PRIAC obtains closing market prices for those securities traded on a national exchange. For bonds, PRIAC obtains prices from a third party pricing service using inputs such as benchmark yields, reported trades, broker/dealer quotes and issuer spreads. Prices are reviewed by PRIAC and are challenged if PRIAC believes the price is not reflective of fair value. These investments are included in Level 2.

Astoria Financial Corporation common stock

The fair value of the Plan's investment in Astoria Financial Corporation Common Stock is obtained from a quoted market price in an active market and, as such, is classified as Level 1.

PRIAC guaranteed accounts

The fair value of the Plan's investments in the PRIAC guaranteed accounts is equal to their contract value. The contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. These investments are guaranteed as to principal and credited interest at a rate which is reviewed and established by the issuer without the use of a specific formula on a semi-annual basis. Generally, there are no events that could limit the ability of the Plan to transact at contract value with the issuer. These investments are included in Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides the level of valuation assumptions used to determine the carrying value of the Plan's assets which are measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
PRIAC pooled separate accounts	$ —	$ 24,168,537	$ —	$ 24,168,537
Astoria Financial Corporation common stock	13,350,703	—	—	13,350,703
PRIAC guaranteed accounts	—	—	16,821,402	16,821,402
	$ 13,350,703	$ 24,168,537	$ 16,821,402	$ 54,340,642

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

		Level 3 Assets
		PRIAC Guaranteed Accounts
Balance, beginning of year	$	14,895,541
Purchases, sales, issuances and settlements, net		1,925,861
Balance, end of year	$	16,821,402

(6) Administrative Expenses

The Association pays investment and administrative expenses charged to it by PRIAC, except to the extent the Association elects to pay such expenses from the Plan's assets. For the plan years ended December 31, 2008 and 2007, $24,964 and $21,581, respectively, of expenses were paid from the Plan's assets. PRIAC is a party-in-interest of the Plan and thus the payment of administrative expenses to PRIAC represent related party transactions.

(7) Plan Termination

Although the Association has not expressed any intent to do so, the Association has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, all participants become 100% vested in the employer's contributions.

(8) Tax Status

The IRS determined and informed the Association by a letter dated February 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC.

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
		Pooled separate accounts:	
*	Prudential Retirement Insurance and Annuity Company (PRIAC)	Dryden S&P 500 Index Account (35,034 units)	$ 1,942,545
*	PRIAC	Janus Worldwide Account (5,964 units)	248,712
*	PRIAC	Janus Adviser Balanced Account (52,821 units)	1,770,983
*	PRIAC	Large Cap Value/LSV Asset Management (497,283 units)	5,931,577
*	PRIAC	Turner Large Cap Growth (206,434 units)	1,682,341
*	PRIAC	AIM Dynamics (30,342 units)	557,255
*	PRIAC	Small Cap Value/MC Fund (25,593 units)	410,778
*	PRIAC	Small Cap Growth/TimesSquare Fund (197,484 units)	3,523,435
*	PRIAC	Small Cap Value/Munder Cap Fund (111,462 units)	639,108
*	PRIAC	Core Plus Bond/PIM Fund (228,422 units)	3,615,775
*	PRIAC	Mid Cap Growth/Aritisan Partners (106,602 units)	875,710
*	PRIAC	Mid Cap Value/Wellington Management (63,823 units)	836,901
*	PRIAC	Oppenheimer Global (Class A) Fund (30,902 units)	1,587,674
*	PRIAC	Thornburg International Value (24,385 units)	545,743
		Investment contracts:	
*	PRIAC	Guaranteed Income Fund (305,604 units)	13,098,393
*	PRIAC	Guaranteed Short-Term Account (54,797 units)	3,723,009
*	Astoria Financial Corporation	Astoria Financial Corporation common stock (810,115 shares)	13,350,703
*	Plan participants	180 Participant loans (interest rates: 3.25% – 8.25%; terms: 1-15 years)	1,879,471
			$ 56,220,113

* Indicates a party-in-interest to the Plan

See accompanying report of independent registered public accounting firm.

EXHIBIT NO. 2

Consent of Independent Registered Public Accounting Firm

The Trustees of the Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-113745) on Form S-8 of Astoria Financial Corporation of our report dated June 25, 2009, with respect to the statements of net assets available for plan benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan") as of December 31, 2008 and 2007, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of the year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Plan.

KPMG LLP

New York, New York
June 25, 2009